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January 10, 2008
By EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention:              Mr. Max A. Webb
Assistant Director

RE:	Oncor Electric Delivery Transition Bond Company LLC, formerly known as TXU Electric Delivery Transition Bond Company LLC

Form 10-K for the fiscal year ended December 31, 2006 (Commission File Number 333-919-35)

Ladies and Gentlemen:

On behalf of Oncor Electric Delivery Transition Bond Company LLC, formerly known as TXU Electric Delivery Transition Bond Company LLC ("Transition Bond Company"), set forth below is the response to the comment made in your letter dated September 12, 2007 to T.L. Baker, former Chairman and Chief Executive of Transition Bond Company.  Your comment and our response thereto are set forth below.

FORM 10-K

Comment 1:  We note that you have filed as an exhibit to your Form 10-K the Section 302 Sarbanes Oxley certification applicable to operating companies.  As an asset backed issuer, however, your Form 10-K should include the certification required by our February 21, 2003 Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14, available on our website at http://www.sec.gov/divisions/corpfin/8124cert.htm. Please amend your filing to include the correct Section 302 certification.

Response: Transition Bond Company has filed certifications to comply with the certification requirements of Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as amended, in a form consistent with the Division of Corporation Finance’s guidance provided in its no-action letter issued to Merrill Lynch Depositor, Inc., dated March 28, 2003.  In particular, paragraph five of the form of certification required by the February 21, 2003 Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 has been excluded because Transition Bond Company’s governing transaction documents do not require the preparation of a report by an independent public accountant regarding the trustee’s compliance with its obligations.

Baker & McKenzie LLP is a member of Bake & McKenzie International, a Swiss Verein.

Transition Bond Company has inadvertently filed the certification as an Exhibit 35 rather than Exhibit 31, as required by Form 10-K.  In future filings, Transition Bond Company will file the certification as Exhibit 31.  Further, as we have discussed with the Staff, in future filings, Transition Bond Company, will revise paragraph three of the certification to clarify that the certification relates to distribution and servicing information.

*  *  *  *  *  *

Transition Bond Company hereby acknowledges that:

Transition Bond Company is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 10-K;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K; and

Transition Bond Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions concerning this matter to Safal K. Joshi, who is acting as counsel to Transition Bond Company in this matter, by telephone at (214) 812-6005 or by facsimile at (214) 812-6032.

Sincerely,

/s/ James P. O'Brien

James P. O'Brien

General Counsel for Oncor Electric Delivery Transition Bond Company

cc:            H. Yuna Peng, Securities and Exchange Commission
Rick Hays, Controller, Oncor Electric Delivery Transition Bond Company
David Davis, Chief Financial Officer, Oncor Electric Delivery Transition BondCompany
Safal K. Joshi, Associate General Counsel, Energy Future Holdings Corp.

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